

Mail Stop 3720

December 22, 2015

Kenneth Tan
Chief Executive Officer
7/F., Darton Tower
142 Wai Yip Street, Kwun Tong
Kowloon, Hong Kong

      Re: Sino Payments, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2014
            Filed November 5, 2015
            File No. 000-53537

Dear Mr. Tan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Terry French for

                Larry Spirgel
                Assistant Director
                AD Office 11 – Telecommunications